================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                      ------------------------------------


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               GLOBIX CORPORATION

                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.01 PER SHARE

                         (Title of Class of Securities)


                                   07814V 10 2

                                 (CUSIP Number)


                                 THOMAS O. HICKS
                   C/O HICKS, MUSE, TATE & FURST INCORPORATED
                               200 CRESCENT COURT
                                   SUITE 1600
                               DALLAS, TEXAS 75201
                                 (214) 740-7300

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                December 3, 1999

             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]




                         (Continued on following pages)

================================================================================

CUSIP NO.  07814V 10 2

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                               Mr. Thomas O. Hicks
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                   N/A
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                    United States
                                     -------------------------------------------
                                     7    Sole Voting Power                  0
   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8    Shared Voting Power*       2,000,000
                                     -------------------------------------------
            Person With
                                     9    Sole Dispositive Power             0
                                     -------------------------------------------

                                     10   Shared Dispositive Power*  2,000,000
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                    2,000,000
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**            19.3%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           IN
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all Series A 7.5% Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any Series A 7.5% Convertible Preferred Stock held by others. See Item 5.

CUSIP NO.  07814V 10 2

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                         HM4 Globix Qualified Fund, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                    OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                         Delaware
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8   Shared Voting Power*        1,362,075
                                     -------------------------------------------
            Person With              9   Sole Dispositive Power              0
                                     -------------------------------------------
                                     10  Shared Dispositive Power*   1,362,075
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                    1,362,075
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**            14.0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           OO
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all Series A 7.5% Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any Series A 7.5% Convertible Preferred Stock held by others. See Item 5.

CUSIP NO.  07814V 10 2

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                     HMTF Equity Fund IV (1999), L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                    OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                            Texas
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*        1,362,075
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*   1,362,075
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person*                                                     1,362,075
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**            14.0%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           PN
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all Series A 7.5% Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any Series A 7.5% Convertible Preferred Stock held by others. See Item 5.

CUSIP NO.  07814V 10 2

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                          HM4 Globix Private Fund, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                    OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                         Delaware
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                   0
   Number of Shares Beneficially
                                     8   Shared Voting Power*            9,650
      Owned by Each Reporting.
                                     9   Sole Dispositive Power              0
            Person With
                                     10  Shared Dispositive Power*       9,650
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**  9,650
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**             0.1%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           OO
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all Series A 7.5% Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any Series A 7.5% Convertible Preferred Stock held by others. See Item 5.

CUSIP NO.  07814V 10 2

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                          HMTF Private Equity Fund IV (1999), L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                    OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                            Texas
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                   0
  Number of Shares Beneficially      -------------------------------------------
                                     8   Shared Voting Power*            9,650
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*       9,650
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person**  9,650
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**             0.1%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           PN
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all Series A 7.5% Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any Series A 7.5% Convertible Preferred Stock held by others. See Item 5.

CUSIP NO.  07814V 10 2

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                          HM4/GP (1999) Partners, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                    OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                            Texas
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*        1,371,725
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*   1,371,725
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                    1,371,725
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**            14.1%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           PN
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all Series A 7.5% Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any Series A 7.5% Convertible Preferred Stock held by others. See Item 5.

CUSIP NO.  07814V 10 2
--------------------------------------------------------------------------------

   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                         HM 4-EQ Globix Coinvestors, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                    OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                         Delaware
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                   0
                                     -------------------------------------------
   Number of Shares Beneficially     8   Shared Voting Power*           22,250
                                     -------------------------------------------
      Owned by Each Reporting        9   Sole Dispositive Power              0
                                     -------------------------------------------
            Person With              10  Shared Dispositive Power*      22,250
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person** 22,250
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**             0.3%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           OO
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all Series A 7.5% Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any Series A 7.5% Convertible Preferred Stock held by others. See Item 5.

CUSIP NO.  07814V 10 2

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                               HM 4-EQ (1999) Coinvestors, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                    OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                            Texas
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                   0
                                     -------------------------------------------
   Number of Shares Beneficially     8   Shared Voting Power*           22,250
                                     -------------------------------------------
      Owned by Each Reporting        9   Sole Dispositive Power              0
                                     -------------------------------------------
            Person With              10  Shared Dispositive Power*      22,250
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person** 22,250
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**             0.3%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           PN
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all Series A 7.5% Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any Series A 7.5% Convertible Preferred Stock held by others. See Item 5.

CUSIP NO.  07814V 10 2

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                        HM 4-SBS Globix Coinvestors, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                    OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                         Delaware
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                   0
   Number of Shares Beneficially     ------------------------------------------
                                     8   Shared Voting Power*           33,500
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*      33,500
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person** 33,500
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**             0.4%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           OO
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all Series A 7.5% Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any Series A 7.5% Convertible Preferred Stock held by others. See Item 5.

CUSIP NO.  07814V 10 2

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                      HM 4-SBS (1999) Coinvestors, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                    OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                            Texas
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*           33,500
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*      33,500
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person** 33,500
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**             0.4%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           PN
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all Series A 7.5% Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any Series A 7.5% Convertible Preferred Stock held by others. See Item 5.

CUSIP NO.  07814V 10 2


   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                                    Hicks, Muse GP (1999) Partners IV, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                    OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                            Texas
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                   0
                                     -------------------------------------------
   Number of Shares Beneficially     8   Shared Voting Power*        1,427,475
                                     -------------------------------------------
      Owned by Each Reporting        9   Sole Dispositive Power              0
                                     -------------------------------------------
            Person With              10  Shared Dispositive Power*   1,427,475
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                    1,427,475
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**            14.6%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           PN
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all Series A 7.5% Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any Series A 7.5% Convertible Preferred Stock held by others. See Item 5.

CUSIP NO.  07814V 10 2

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                         Hicks, Muse (1999) Fund IV, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                    OO
--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                            Texas
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*        1,427,475
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*   1,427,475
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                    1,427,475
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**            14.6%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           OO
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all Series A 7.5% Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any Series A 7.5% Convertible Preferred Stock held by others. See Item 5.

CUSIP NO.  07814V 10 2

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                              HM PG-IV Globix, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                    OO
--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                         Delaware
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*           72,525
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*      72,525
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person** 72,525
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**             0.9%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           OO
--------------------------------------------------------------------------------


* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all Series A 7.5% Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any Series A 7.5% Convertible Preferred Stock held by others. See Item 5.

CUSIP NO.  07814V 10 2

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                         Hicks, Muse PG-IV (1999), C.V.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                    OO
--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                      Netherlands
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*           72,525
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*      72,525


--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person** 72,525
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**             0.9%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           PN
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all Series A 7.5% Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any Series A 7.5% Convertible Preferred Stock held by others. See Item 5.

CUSIP NO.  07814V 10 2

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                      HM Equity Fund IV/GP Partners (1999), C.V.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                    OO
--------------------------------------------------------------------------------
   5 Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                      Netherlands
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*           72,525
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*      72,525
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting Person** 72,525
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**             0.9%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           PN
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all Series A 7.5% Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any Series A 7.5% Convertible Preferred Stock held by others. See Item 5.

CUSIP NO.  07814V 10 2

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                         HM GP Partners IV Cayman, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                    OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                   Cayman Islands
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8   Shared Voting Power*           72,525
                                     -------------------------------------------
            Person With              9   Sole Dispositive Power              0
                                     -------------------------------------------
                                     10  Shared Dispositive Power*      72,525
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                       72,525
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**             0.9%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                          PN
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all Series A 7.5% Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any Series A 7.5% Convertible Preferred Stock held by others. See Item 5.

CUSIP NO.  07814V 10 2


--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                              HM Fund IV Cayman LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                    OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                   Cayman Islands
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8   Shared Voting Power*           72,525
                                     -------------------------------------------
            Person With              9   Sole Dispositive Power              0
                                     -------------------------------------------
                                     10  Shared Dispositive Power*      72,525
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                       72,525
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**             0.9%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           OO
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all Series A 7.5%Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any Series A 7.5% Convertible Preferred Stock held by others. See Item 5.

CUSIP NO.  07814V 10 2

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                             HMTF Bridge Globix, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                    OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                         Delaware
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*          500,000
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*     500,000
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                      500,000
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**             5.6%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           OO
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all Series A 7.5% Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any Series A 7.5% Convertible Preferred Stock held by others. See Item 5.

CUSIP NO.  07814V 10 2

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                           HMTF Bridge Partners, L.P.
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                    OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                         Delaware
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------
                                     8   Shared Voting Power*          500,000
      Owned by Each Reporting        -------------------------------------------
                                     9   Sole Dispositive Power              0
            Person With              -------------------------------------------
                                     10  Shared Dispositive Power*     500,000
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                      500,000
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**             5.6%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           PN
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all Series A 7.5% Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any Series A 7.5% Convertible Preferred Stock held by others. See Item 5.

CUSIP NO.  07814V 10 2

--------------------------------------------------------------------------------
   1     Name of Reporting Person
         I.R.S. Identification No. of above person (entities only)

                            HMTF Bridge Partners, LLC
--------------------------------------------------------------------------------
   2     Check the appropriate box if a member of a group*             (a) [ ]
                                                                       (b) [X]
--------------------------------------------------------------------------------
   3     SEC use only
--------------------------------------------------------------------------------
   4     Source of Funds                                                    OO
--------------------------------------------------------------------------------
   5     Check if Disclosure of Legal Proceedings is Required Pursuant to
         Items 2(d) or 2(e)                                                [ ]
--------------------------------------------------------------------------------
   6     Citizenship or Place of Organization                            Texas
--------------------------------------------------------------------------------
                                     7   Sole Voting Power                   0
   Number of Shares Beneficially     -------------------------------------------

      Owned by Each Reporting        8   Shared Voting Power*          500,000
                                     -------------------------------------------
            Person With              9   Sole Dispositive Power              0
                                     -------------------------------------------
                                     10  Shared Dispositive Power*     500,000
--------------------------------------------------------------------------------
  11     Aggregate Amount Beneficially Owned by each Reporting
         Person**                                                      500,000
--------------------------------------------------------------------------------
  12     Check if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]
--------------------------------------------------------------------------------
  13     Percent of Class Represented by Amount in Row (11)**             5.6%
--------------------------------------------------------------------------------
  14     Type of Reporting Person                                           OO
--------------------------------------------------------------------------------

* The Reporting Person expressly disclaims (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such reporting person.

** Assuming conversion of all Series A 7.5% Convertible Preferred Stock beneficially owned by such reporting person, but without giving effect to the conversion into Common Stock of any Series A 7.5% Convertible Preferred Stock held by others. See Item 5.

ITEM 1.  SECURITY AND ISSUER.

         The class of equity securities to which this Schedule 13D (this "Statement") relates is the Common Stock, par value $.01 per share (the "Common Stock"), of Globix Corporation, a Delaware corporation (the "Issuer"). The address of the Issuer's principal executive offices is 139 Centre Street, New York, New York 10013.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a)      Name of Person(s) Filing this Statement (the "Reporting
                  Persons"):

                  Mr. Thomas O. Hicks
                  HM4 Globix Qualified Fund, LLC, a Delaware limited liability company ("Qualified LLC")
                  HMTF Equity Fund IV (1999), L.P., a Texas limited partnership ("Equity L.P.")
                  HM4 Globix Private Fund, LLC, a Delaware limited liability company ("Private LLC")
                  HMTF Private Equity Fund IV (1999), L.P., a Texas limited partnership ("Private L.P.")
                  HM4/GP (1999) Partners, L.P., a Texas limited partnership ("HM4/GP Partners")
                  HM 4-EQ Globix Coinvestors, LLC, a Delaware limited liability company ("4-EQ LLC")
                  HM 4-EQ (1999) Coinvestors, L.P., a Texas limited partnership ("4-EQ L.P.")
                  HM 4-SBS Globix Coinvestors, LLC, a Delaware limited liability company ("4-SBS LLC")
                  HM 4-SBS (1999) Coinvestors, L.P., a Texas limited partnership ("4-SBS L.P.")
                  Hicks, Muse GP (1999) Partners IV, L.P., a Texas limited partnership ("Hicks GP Partners")
                  Hicks, Muse (1999) Fund IV, LLC, a Texas limited liability company ("Fund IV LLC")
                  HM PG-IV Globix, LLC, a Delaware limited liability company ("PG-IV LLC")
                  Hicks, Muse PG-IV (1999), C.V., a limited partnership organized under the laws of the Netherlands ("PG-IV C.V.")
                  HM Equity Fund IV/GP Partners (1999), C.V., a limited partnership organized under the laws of the Netherlands
                  ("HM Equity C.V.")
                  HM GP Partners IV Cayman, L.P., a Cayman Islands exempted limited partnership ("GP Cayman L.P.")
                  HM Fund IV Cayman LLC, an exempted Cayman Islands limited liability company ("Fund IV Cayman LLC")
                  HMTF Bridge Globix, LLC, a Delaware limited liability company ("Bridge LLC")
                  HMTF Bridge Partners, L.P., a Delaware limited partnership ("Bridge Partners L.P.")
                  HMTF Bridge Partners, LLC, a Texas limited liability company ("Bridge Partners LLC")

         (b)-(c)

                  Mr. Thomas O. Hicks

                  Mr. Thomas O. Hicks is chief executive officer of Hicks, Muse, Tate & Furst Incorporated ("Hicks, Muse"), a private investment firm primarily engaged in leveraged acquisitions, recapitalizations and other investment activities. Mr. Hicks is also the sole member and sole manager of Fund IV LLC, which is the sole general partner of Hicks GP Partners, which is the sole general partner of HM4/GP Partners, which is the sole general partner of each of Equity L.P. and Private L.P. Equity L.P. is the sole member of Qualified LLC, and Private L.P. is the sole member of Private LLC. Hicks GP Partners is also the sole general partner of each of 4-SBS L.P. and 4-EQ L.P. 4-SBS L.P. is the sole member of 4-SBS LLC, and 4-EQ L.P. is the sole member of 4-EQ LLC. Mr. Hicks is also the sole member of Fund IV Cayman LLC, which is the sole general partner of GP Cayman L.P., which is the sole general partner of HM Equity C.V., which is the sole general partner of PG-IV C.V. PG-IV C.V. is the sole member of PG-IV LLC. Mr. Hicks is also the sole member of Bridge Partners LLC, which is the sole general partner of Bridge Partners L.P., which is the sole member of Bridge LLC. The business address of Mr. Hicks is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950.

                  Qualified LLC

                  Qualified LLC is a Delaware limited liability company formed to invest in the Series A 7.5% Convertible Preferred Stock of the Issuer (the "Preferred Stock"). The business address of Qualified LLC, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), information with respect to Equity L.P., the sole member of Qualified LLC, is set forth below.

                  Equity L.P.

                  Equity L.P. is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Equity L.P., which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM4/GP Partners, the sole general partner of Equity L.P., is set forth below.

                  Private LLC

                  Private LLC is a Delaware limited liability company formed to invest in the Preferred Stock. The business address of Private LLC, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Private L.P., the sole member of Private LLC, is set forth below.

                  Private L.P.

                  Private L.P. is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of Private L.P., which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM4/GP Partners, the sole general partner of Private L.P., is set forth below.

                  HM4/GP Partners

                  HM4/GP Partners is a Texas limited partnership, the principal business of which is serving as the sole general partner of various limited partnerships whose principal business is to serve as partners in various investment partnerships. The principal business address of HM4/GP Partners, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Hicks GP Partners, the sole general partner of HM4/GP Partners, is set forth below.

                  4-EQ LLC

                  4-EQ LLC is a Delaware limited liability company formed to invest in the Preferred Stock. The business address of 4-EQ LLC, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to 4-EQ L.P., the sole member of 4-EQ LLC, is set forth below.

                  4-EQ L.P.

                  4-EQ L.P. is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of 4-EQ L.P., which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Hicks GP Partners, the sole general partner of 4-EQ L.P., is set forth below.

                  4-SBS LLC

                  4-SBS LLC is a Delaware limited liability company formed to invest in the Preferred Stock. The business address of 4-SBS LLC, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to 4-SBS L.P., the sole member of 4-SBS LLC, is set forth below.

                  4-SBS L.P.

                  4-SBS L.P. is a Texas limited partnership, the principal business of which is to invest directly or indirectly in various companies. The business address of 4-SBS L.P., which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Hicks GP Partners, the sole general partner of 4-SBS L.P., is set forth below.

                  Hicks GP Partners

                  Hicks GP Partners is a Texas limited partnership, the principal business of which is serving as the sole general partner of various limited partnerships whose principal business is to serve as partners in various investment partnerships. The principal business address of Hicks GP Partners, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Fund IV LLC, the sole general partner of Hicks GP Partners, is set forth below.

                  Fund IV LLC

                  Fund IV LLC is a Texas limited liability company, the principal business of which is serving as the sole general partner in various limited partnerships whose principal business is to serve as partners in various investment partnerships. The business address of Fund IV LLC, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Mr. Thomas O. Hicks, the sole member of Fund IV LLC, is set forth above.

                  PG-IV LLC

                  PG-IV LLC is a Delaware limited liability company formed to invest in the Preferred Stock. The business address of PG-IV LLC, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to PG-IV C.V., the sole member of PG-IV LLC, is set forth below.

                  PG-IV C.V.

                  PG-IV C.V. is a limited partnership organized under the laws of the Netherlands, the principal business of which is to invest directly or indirectly in various companies. The business address of PG-IV C.V., which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to HM Equity C.V., the sole general partner of PG-IV C.V., is set forth below.

                  HM Equity C.V.

                  HM Equity C.V. is a limited partnership organized under the laws of the Netherlands, the principal business of which is serving as the sole general partner of various limited partnerships whose principal business is to serve as partners in various investment partnerships. The principal business address of HM Equity C.V., which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to GP Cayman L.P., the sole general partner of HM Equity C.V., is set forth below.

                  GP Cayman L.P.

                  GP Cayman L.P. is a Cayman Islands exempted limited partnership, the principal business of which is serving as the sole general partner of various limited partnerships whose principal business is to serve as partners in various investment partnerships. The business address of GP Cayman L.P., which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Fund IV Cayman LLC, the sole general partner of GP Cayman L.P., is set forth below.

                  Fund IV Cayman LLC

                  Fund IV Cayman LLC is an exempted Cayman Islands limited liability company, the principal business of which is serving as the sole general partner in various limited partnerships whose principal business is to serve as partners in various investment partnerships. The business address of Fund IV Cayman LLC, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to
Schedule 13D of the Exchange Act, information with respect to Mr. Thomas O. Hicks, the sole member of Fund IV Cayman LLC, is set forth above.

                  Bridge LLC

                  Bridge LLC is a Delaware limited liability company formed to invest in the Preferred Stock. The business address of Bridge LLC, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Bridge Partners L.P., the sole member of Bridge LLC, is set forth below.

                  Bridge Partners L.P.

                  Bridge Partners L.P. is a Delaware limited partnership, the principal business of which to invest directly or indirectly in various companies. The business address of Bridge Partners L.P., which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Bridge Partners LLC, the general partner of Bridge Partners L.P., is set forth below.

                  Bridge Partners LLC

                  Bridge Partners LLC is Texas limited liability company, the principal business of which is serving as the sole general partner of various limited partnerships whose principal business is to serve as partners in various investment partnerships. The principal business address of Bridge Partners LLC, which also serves as its principal office, is 200 Crescent Court, Suite 1600, Dallas, Texas 75201-6950. Pursuant to Instruction C to Schedule 13D of the Exchange Act, information with respect to Mr. Thomas O. Hicks, the sole member of Bridge Partners LLC, is set forth above.

         (d) None of the entities or persons identified in this Item 2 has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) None of the entities or persons identified in this Item 2 has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

         (f) Mr. Hicks is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As more fully described in Item 6 below, on December 3, 1999, Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC, PG-IV LLC and Bridge LLC each purchased from the Issuer the number of shares of Preferred Stock set forth opposite their respective names below at the purchase price set forth opposite their respective names below.


                                 NUMBER OF
        NAME OF ENTITY           SHARES PURCHASED       PURCHASE PRICE
        --------------           ----------------       --------------
Qualified LLC                    54,483                 $54,483,000
Private LLC                         386                 $   386,000
4-EQ LLC                            890                 $   890,000
4-SBS LLC                         1,340                 $ 1,340,000
PG-IV LLC                         2,901                 $ 2,901,000
Bridge LLC                       20,000                 $20,000,000


         Qualified LLC obtained funds for the purchase price of its shares of Preferred Stock from capital contributions provided by Equity L.P.; Equity L.P. obtained such funds from capital contributions provided by its limited partners and HM4/GP Partners; HM4/GP Partners obtained such funds from capital contributions provided by its limited partners and Hicks GP Partners; and Hicks GP Partners obtained such funds from capital contributions provided by its limited partners and Fund IV LLC. Fund IV LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         Private LLC obtained funds for the purchase price of its shares of Preferred Stock from capital contributions provided by Private L.P.; Private L.P. obtained such funds from capital contributions provided by its limited partners and HM4/GP Partners; HM4/GP Partners obtained such funds from capital contributions provided by its limited partners and Hicks GP Partners; and Hicks GP Partners obtained such funds from capital contributions provided by its limited partners and Fund IV LLC. Fund IV LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         4-EQ LLC obtained funds for the purchase price of its shares of Preferred Stock from capital contributions provided by 4-EQ L.P.; 4-EQ L.P. obtained such funds from capital contributions provided by its limited partners and Hicks GP Partners, and Hicks GP Partners obtained such funds from capital contributions provided by its limited partners and Fund IV LLC. Fund IV LLC obtained such funds from capital contributions provided by Mr.
Thomas O. Hicks, who obtained such funds from personal funds.

         4-SBS LLC obtained funds for the purchase price of its shares of Preferred Stock from capital contributions provided by 4-SBS L.P.; 4-SBS L.P. obtained such funds from capital contributions provided by its limited partners and Hicks GP Partners, and Hicks GP Partners obtained such funds from capital contributions provided by its limited partners and Fund IV LLC. Fund IV LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         PG-IV LLC obtained funds for the purchase price of its shares of Preferred Stock from capital contributions provided by PG-IV C.V.; PG-IV C.V. obtained such funds from capital contributions provided by its limited partners and HM Equity C.V.; HM Equity C.V. obtained such funds from capital contributions provided by its limited partners and G.P. Cayman L.P.; and G.P. Cayman L.P. obtained such funds from capital contributions provided by its limited partners and Fund IV Cayman LLC. Fund IV Cayman LLC obtained such funds from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

         Bridge LLC obtained funds for the purchase price of its shares of Preferred Stock from capital contributions provided by Bridge Partners L.P.; Bridge Partners L.P. obtained $604,493 of such funds from capital contributions provided by its general partner, Bridge Partners LLC, and its limited partners, and it obtained the remainder of the funds, $19,680,507, from a portion of a credit facility from a bank, as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended. Such funds include amounts allocated to fees and expenses. The credit facility expires on January 15, 2000 and Bridge Partners L.P. expects that at or prior to that point such credit facility will be replaced by a new credit facility. Bridge Partners L.P. intends to repay the new credit facility either with funds drawn under another new credit facility or with funds contributed by affiliates of Hicks, Muse. The terms of the credit facility are set forth in the Credit Agreement, a copy of which is filed as
Exhibit 10.3 hereto, and is incorporated by reference. Bridge Partners LLC obtained the funds it contributed to Bridge Partners L.P. from capital contributions provided by Mr. Thomas O. Hicks, who obtained such funds from personal funds.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The Reporting Persons consummated the transactions described herein in order to acquire an interest in the Issuer for investment purposes. The Reporting Persons intend to review continuously their position in the Issuer. Depending upon future evaluations of the business prospects of the Issuer and upon other developments, including, but not limited to, general economic and business conditions and stock market conditions, the Reporting Persons may retain or from time to time increase their holdings or dispose of all or a portion of their holdings subject to any applicable legal and contractual restrictions on their ability to do so. In addition, Bridge LLC currently intends to offer to sell some or all of its shares of Preferred Stock to other affiliates of Hicks, Muse.

         In addition, the matters set forth in Item 6 below are incorporated in this Item 4 by reference as if fully set forth herein.

         Except as set forth in this Item 4 (including the matters described in Item 6 below which are incorporated in this Item 4 by reference), the Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         (a) (1) Qualified LLC is the record and beneficial owner of 54,483 shares of Preferred Stock. Assuming conversion of all such shares, Qualified LLC is the beneficial owner of 1,362,075 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and, as disclosed by the Issuer in the Stock Purchase Agreement, dated as of November 5, 1999 between the Issuer and HMTF-IV Acquisition Corp. ("HMTF-IV") (the "Stock Purchase Agreement"), there being 8,372,805 shares of Common Stock outstanding, represents approximately 14.0% of the outstanding shares of Common Stock.

                  (2) Assuming conversion of all 54,483 shares of Preferred Stock owned of record by Qualified LLC, Equity L.P., in its capacity as sole member of Qualified LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,362,075 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 8,372,805 shares of Common Stock outstanding, represents approximately 14.0% of the outstanding shares of Common Stock.

                  (3) Private LLC is the record and beneficial owner of 386 shares of Preferred Stock. Assuming conversion of all such shares, Private LLC is the beneficial owner of 9,650 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 8,372,805 shares of Common Stock outstanding, represents approximately 0.1% of the outstanding shares of Common Stock.

                  (4) Assuming conversion of all 386 shares of Preferred Stock owned of record by Private LLC, Private L.P., in its capacity as sole member of Private LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 9,650 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 8,372,805 shares of Common Stock outstanding, represents approximately 0.1% of the outstanding shares of Common Stock.

                  (5) Assuming conversion of all 54,869 shares of Preferred Stock owned of record by Qualified LLC and Private LLC, HM4/GP Partners, in its capacity as the sole general partner of each of Equity L.P. and Private L.P., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,371,725 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 8,372,805 shares of Common Stock outstanding, represents approximately 14.1% of the outstanding shares of Common Stock.

                  (6) 4-EQ LLC is the record and beneficial owner of 890 shares of Preferred Stock. Assuming conversion of all such shares, 4-EQ LLC is the beneficial owner of 22,250 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 8,372,805 shares of Common Stock outstanding, represents approximately 0.3% of the outstanding shares of Common Stock.

                  (7) Assuming conversion of all 890 shares of Preferred Stock owned of record by 4-EQ LLC, 4-EQ L.P., in its capacity as sole member of 4-EQ LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 22,250 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 8,372,805 shares of Common Stock outstanding, represents approximately 0.3% of the outstanding shares of Common Stock.

                  (8) 4-SBS LLC is the record and beneficial owner of 1,340 shares of Preferred Stock. Assuming conversion of all such shares, 4-SBS LLC is the beneficial owner of 33,500 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 8,372,805 shares of Common Stock outstanding, represents approximately 0.4% of the outstanding shares of Common Stock.

                  (9) Assuming conversion of all 1,340 shares of Preferred Stock owned of record by 4-SBS LLC, 4-SBS L.P., in its capacity as sole member of 4-SBS LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 33,500 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 8,372,805 shares of Common Stock outstanding, represents approximately 0.4% of the outstanding shares of Common Stock.

                  (10) Assuming conversion of all 57,099 shares of Preferred Stock owned of record by Qualified LLC, Private LLC, 4-EQ LLC and 4-SBS LLC, Hicks GP Partners, in its capacity as sole general partner of each of HM4/GP Partners, 4-EQ L.P. and 4-SBS L.P., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,427,475 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 8,372,805 shares of Common Stock outstanding, represents approximately 14.6% of the outstanding shares of Common Stock.

                  (11) Assuming conversion of all 57,099 shares of Preferred Stock owned of record by Qualified LLC, Private LLC, 4-EQ LLC and 4-SBS LLC, Fund IV LLC, in its capacity as the sole general partner of Hicks GP Partners, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 1,427,475 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 8,372,805 shares of Common Stock outstanding, represents approximately 14.6% of the outstanding shares of Common Stock.

                  (12) PG-IV LLC is the record and beneficial owner of 2,901 shares of Preferred Stock. Assuming conversion of all such shares, PG-IV LLC is the beneficial owner of 72,525 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 8,372,805 shares of Common Stock outstanding, represents approximately 0.9% of the outstanding shares of Common Stock.

                  (13) Assuming conversion of all 2,901 shares of Preferred Stock owned of record by PG-IV LLC, PG-IV C.V., in its capacity as sole member of PG-IV LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 72,525 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 8,372,805 shares of Common Stock outstanding, represents approximately 0.9% of the outstanding shares of Common Stock.

                  (14) Assuming conversion of all 2,901 shares of Preferred Stock owned of record by PG-IV LLC, HM Equity C.V., in its capacity as sole general partner of PG-IV C.V., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 72,525 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 8,372,805 shares of Common Stock outstanding, represents approximately 0.9% of the outstanding shares of Common Stock.

                  (15) Assuming conversion of all 2,901 shares of Preferred Stock owned of record by PG-IV LLC, GP Cayman L.P., in its capacity as sole general partner of HM Equity C.V., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 72,525 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 8,372,805 shares of Common Stock outstanding, represents approximately 0.9% of the outstanding shares of Common Stock.

                  (16) Assuming conversion of all 2,901 shares of Preferred Stock owned of record by PG-IV LLC, Fund IV Cayman LLC, in its capacity as the sole general partner of GP Cayman L.P. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 72,525 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 8,372,805 shares of Common Stock outstanding, represents approximately 0.9% of the outstanding shares of Common Stock.

                  (17) Bridge LLC is the record and beneficial owner of 20,000 shares of Preferred Stock. Assuming conversion of all such shares, Bridge LLC is the beneficial owner of 500,000 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 8,372,805 shares of Common Stock outstanding, represents approximately 5.6% of the outstanding shares of Common Stock.

                  (18) Assuming conversion of all 20,000 shares of Preferred Stock owned of record by Bridge LLC, Bridge Partners L.P., in its capacity as sole member of Bridge LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 500,000 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 8,372,805 shares of Common Stock outstanding, represents approximately 5.6% of the outstanding shares of Common Stock.

                  (19) Assuming conversion of all 20,000 shares of Preferred Stock owned of record by Bridge LLC, Bridge Partners LLC, in its capacity as general partner of Bridge Partners L.P., may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 500,000 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 8,372,805 shares of Common Stock outstanding, represents approximately 5.6% of the outstanding shares of Common Stock.

                  (20) Assuming conversion of all 80,000 shares of Preferred Stock owned of record by Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC, PG-IV LLC and Bridge LLC, Mr. Thomas O. Hicks, in his capacity as sole member of Fund IV LLC, Fund IV Cayman LLC and Bridge Partners LLC, may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 2,000,000 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3 of the Exchange Act and there being 8,372,805 shares of Common Stock outstanding, represents approximately 19.3% of the outstanding shares of Common Stock.

         The Reporting Persons expressly disclaim (a) the existence of any group and (b) beneficial ownership with respect to any shares other than the shares owned of record by such Reporting Person.

         (b) The information set forth in Items 7 through 11 of the cover pages hereto is incorporated herein by reference.

         (c) Except as set forth herein, none of the persons named in response to paragraph (a) has effected any transactions in shares of Common Stock during the past 60 days.

         (d) The right to receive dividends on, and proceeds from the sale of, the shares of Common Stock which may be beneficially owned by the persons described in (a) and (b) above is governed by the limited liability company agreements and limited partnership agreements of each such entity, and such dividends or proceeds may be distributed with respect to numerous member interests and general and limited partnership interests.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The matters set forth in Item 2 are incorporated in this Item 6 by reference as if fully set forth herein.

         Stock Purchase Agreement

         Pursuant to the Stock Purchase Agreement, the Issuer agreed to sell to HMTF-IV, and HMTF-IV agreed to purchase from the Issuer, 80,000 shares of Preferred Stock for a purchase price of $80,000,000.

         Prior to the issuance of the shares of Preferred Stock at the Closing (as defined below), pursuant to an Assignment of Rights Under Stock Purchase Agreement dated November 9, 1999 (the "Initial Assignment Agreement"), HMTF-IV assigned all of its rights, titles, interests and obligations in, to and under the Stock Purchase Agreement to Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC and PG-IV LLC (the "Assignees"). Following the execution and delivery of the Initial Assignment Agreement, pursuant to an Assignment of Rights Under Stock Purchase Agreement dated November 16, 1999 (the "Second Assignment Agreement"), each Assignee assigned 25% of its rights, titles, interests and obligations in, to and under the Stock Purchase Agreement to Bridge LLC. In addition, on November 16, 1999, Qualified LLC, Private LLC, 4-EQ LLC, 4-SBS LLC, PG-IV LLC and Bridge LLC entered into an Agreement to be Bound, whereby each entity agreed to be bound by the terms of the Stock Purchase Agreement.

         On December 3, 1999, at the closing held pursuant to the Stock Purchase Agreement (the "Closing"), the Issuer sold to each of the persons listed below (the "HMTF Holders") the number of shares of Preferred Stock set forth opposite each person's name below in exchange for the purchase price set forth opposite such person's name below.

                                 NUMBER OF
        NAME OF ENTITY           SHARES PURCHASED       PURCHASE PRICE
        --------------           ----------------       --------------
Qualified LLC                    54,483                 $54,483,000
Private LLC                         386                 $   386,000
4-EQ LLC                            890                 $   890,000
4-SBS LLC                         1,340                 $ 1,340,000
PG-IV LLC                         2,901                 $ 2,901,000
Bridge LLC                       20,000                 $20,000,000

         The foregoing description of the Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Stock Purchase Agreement, a copy of which is filed herewith as Exhibit
10.1 and is incorporated herein by reference.

         Registration Rights

         The Issuer and the holders of the Preferred Stock entered into a Registration Rights Agreement (the "Registration Rights Agreement"), which was attached as Exhibit B to the Stock Purchase Agreement and incorporated by reference therein. Pursuant to the Registration Rights Agreement, the Issuer agreed to effect three "demand" registrations at the request of the holders of a majority of the Registrable Securities (as defined below) held by the HMTF Holders and any direct or indirect transferee of any Registrable Securities held by the HMTF Holders, who agreed in writing to be bound by certain terms of the Stock Purchase Agreement, provided that each such demand registration must be in respect of Registrable Securities with a fair market value of at least $30,000,000 unless such registration request is for all remaining Registrable Securities, in which case such Registrable Securities shall have a fair market value of at least $5,000,000, and provided that certain other restrictions are met. In addition, the Purchasers have certain piggyback registration rights in connection with registrations of the Issuer's securities under the Securities Act of 1933 (the "Securities Act").

         As used in this statement:

         "Registrable Securities" means (a) the Preferred Stock, (b) the Common Stock issued upon conversion of such Preferred Stock, including any additional shares of Common Stock issued in respect thereof in connection with any stock split, stock dividend or similar event with respect to the Common Stock and (c) any securities that the Issuer or any successor entity into which such Common Stock or such Preferred Stock may be converted or changed.

         The foregoing description of the Registration Rights Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the Registration Rights Agreement, a copy of which is filed as Exhibit B to the Stock Purchase Agreement which Stock Purchase Agreement is filed herewith as Exhibit 10.1 and is incorporated herein by reference.

         Certificate of Designations

         As contemplated by the Stock Purchase Agreement, the Board of Directors of the Issuer approved and adopted the Certificate of Designations, Preferences and Rights of Series A 7.5% Convertible Preferred Stock (the "Certificate of Designations") to create the series of Preferred Stock. Under the Certificate of Designations, any class or series of stock of the Issuer, whether now existing or hereafter created, shall be deemed to rank either as to the payment of dividends or other amounts or as to distribution of assets upon liquidation, dissolution (whether voluntary or involuntary) or winding up, or both, (i) prior to the Preferred Stock, if the holders of such class or series are entitled by the terms thereof to the receipt of dividends or other amounts and of amounts distributable upon liquidation, dissolution or winding up, in preference or priority to the holders of Preferred Stock ("Senior Securities"); (ii) on a parity with the Preferred Stock, whether or not the dividend rates, dividend payment dates or redemption or liquidation prices per share thereof be different from those of the Preferred Stock, if the holders of the Preferred Stock and of such class of stock or series shall be entitled by the terms thereof to the receipt of dividends or other amounts or of amounts distributable upon liquidation, dissolution or winding up, or both, in proportion to their respective amounts of accrued and unpaid dividends per share or liquidation preferences (including, but not limited to preferences as to payment of dividends or other amounts distributable upon liquidation), without preference or priority one over the other and such class of stock or series is not a class of Senior Securities; and (iii) junior to the Preferred Stock, if such stock or series shall be Common Stock or if the holders of the Preferred Stock shall be entitled by the terms thereof to receipt of dividends or other amounts, and of amounts distributable upon liquidation, dissolution or winding up, or both, in preference or priority to the holders of shares of such stock or series (including, but not limited to preferences as to payment of dividends or other amounts distributable upon liquidation).

         The holders of the shares of Preferred Stock will be entitled to receive with respect to each share of Preferred Stock when, as and if declared by the Board of Directors, out of funds legally available for the payment of dividends, dividends at a rate per annum of 7.5% of the Liquidation Preference (as defined below), and an additional amount at a rate per annum of 7.5% of the Special Amount (as defined below) with respect to any share of Preferred Stock (an "Additional Amount"); provided however, that, upon the failure by the Issuer to offer to repurchase the Preferred Stock upon the occurrence of a Change of Control (as defined below), the dividend rate per annum shall increase to 15% of the Liquidation Preference per share and any Additional Amount shall accrue at a rate of 15% of the Special Amount with respect to a share of Preferred Stock, each to be effective retroactively as of the date of the Change of Control (as defined in the Certificate of Designations). Such dividends and Additional

Amounts shall be cumulative from the date of issuance of the Preferred Stock and shall be payable quarterly in arrears. The Issuer may pay current dividends, or dividends or Additional Amounts that have accrued from the last dividend payment date through the date of payment, at its election, in cash or shares of Preferred Stock or any combination thereof. The Issuer may pay accrued dividends (including accrued and unpaid dividends), Additional Amounts (including accrued and unpaid Additional Amounts) and Special Amounts and any dividends accrued thereon only in shares of Preferred Stock.

         The holders of shares of Preferred Stock will have the right, at any time and from time to time, at such holder's option, to convert any or all their shares of Preferred Stock (and fractional shares), in whole or in part, into fully paid and nonassessable shares of Common Stock equal to the sum of the Liquidation Preference, the Special Amount and an amount equal to all dividends and the Additional Amount accrued thereon from the last dividend payment date to such date, divided by $40, subject to certain adjustments from time to time.

         The shares of Preferred Stock may be redeemed by the Issuer on or after November 15, 2004. After such date, the Issuer may redeem, at its option, shares of Preferred Stock, at any time in whole or from time to time in part, at a redemption price per share equal to the Liquidation Preference, plus the Special Amount in respect of such share, plus an amount equal to all dividends and the Additional Amount accrued and unpaid thereon from the last dividend payment date to the date fixed for redemption, without interest. Shares of Preferred Stock (if not earlier redeemed or converted) shall be mandatorily redeemed by the Issuer on November 15, 2014, at a redemption price per share in cash equal to the Liquidation Preference, plus the Special Amount in respect of such share, plus an amount equal to all dividends and the Additional Amount accrued and unpaid thereon from the last dividend payment date to such date, without interest.

         Upon the occurrence of a "Change of Control" (as defined in the Certificate of Designations), prior to the fifth anniversary of the date of issuance of the Preferred Stock, the holders of the Preferred Stock shall be entitled to receive, an amount determined pursuant to a formula set forth in the Certificate of Designations (the "Change of Control Payment"), payable in shares of Preferred Stock, cash or any combination thereof, at the option of the Issuer, on each outstanding share of Preferred Stock.

         In addition, upon occurrence of a Change of Control, the Issuer shall have the right, but not the obligation, to offer to repurchase the shares of Preferred Stock at a purchase price per share in cash equal to 101% of the Liquidation Preference of each share of Preferred Stock repurchased, plus 101% of the Special Amount in respect of such share (after giving effect to the Change of Control Payment), plus an amount equal to 101% of all dividends and the Additional Amount accrued and unpaid thereon from the last dividend payment date to the date fixed for repurchase.

         If the Issuer shall elect not to make, or shall fail to make, the offer described above to repurchase the shares of Preferred Stock following the occurrence of a Change of Control, then in addition to the redemption rights that the Issuer may exercise after November 5, 2004, the Issuer shall also have the right (but not the obligation), at any time and from time to time prior to November 5, 2004, to offer to repurchase the shares of Preferred Stock at a purchase price per share in cash equal to 101% of the Liquidation Preference of each share of Preferred Stock repurchased, plus 101% of the Special Amount in respect of such share (after giving effect to the Change of Control Payment to the extent that such payment shall not have been made in cash), plus an amount equal to 101% of all dividends and the Additional Amount accrued and unpaid thereon from the last dividend payment date to the date fixed for repurchase. If a holder of shares of Preferred Stock elects not to, or otherwise fails to, properly tender shares of Preferred Stock pursuant to an offer by the Issuer to repurchase the shares, then (i) with respect to each share of Preferred Stock that such holder fails to tender, the Liquidation Preference, the Special Amount and all dividends and the Additional Amount that have accrued thereon or been paid thereon in shares of Preferred Stock from the effective date of any increase in the dividend rate effected (following the failure of the Issuer to offer to purchase the shares of Preferred Stock upon a Change of Control) through the expiration date of such repurchase offer shall be recalculated as if the dividend rate applicable to each share of Preferred Stock for such period had been 7.5%; (ii) any dividends and any Additional Amount applicable to periods following the expiration of such repurchase offer with respect to each such share shall be computed at a rate of 7.5% per annum; (iii) the amount of dividends and the Additional Amount payable for each full dividend period for the Preferred Stock applicable to periods following the expiration of such repurchase offer shall be computed by dividing 7.5% by four; and (iv) the special voting provisions provided to the holders of the Preferred Stock upon a Change of Control, voting as a separate class, (including the right to approve a subsequent merger, consolidation, recapitalization or other business combination involving the Issuer or any material subsidiary, a sale of 50% or more of the assets of the Issuer on a consolidated basis and the payment of any cash dividends to holders of or the redemption or repurchase of securities ranked either junior or pari passu with the Preferred Stock) shall terminate on the expiration date of such repurchase offer, in each case subject to reinstatement upon a subsequent Change of Control.

         The holders of the shares of Preferred Stock will be entitled to vote on all matters that the holders of the Issuer's Common Stock are entitled to vote upon. In exercising these voting rights, each share of Preferred Stock shall be entitled to vote on an as-converted basis with the holders of the Issuer's Common Stock. The approval of the holders of at least a majority of the then-outstanding shares of Preferred Stock, voting as one class, will be required for the Issuer to take certain actions. In addition, for so long as members of the HMTF Group own (A) (i) 50% or more of the shares of Preferred Stock issued to members of the HMTF Group on the Closing Date and any equity securities into which such shares are exchanged or converted, (ii) an amount of Common Stock issued upon conversion of 50% or more of the Preferred Stock issued to members of the HMTF Group on the Closing Date and any equity securities into which such shares are exchanged or converted or (iii) any combination of the Preferred Stock issued to the HMTF Holders on the Closing Date and any shares of Common Stock issued upon conversion of such Preferred Stock that, if taken together, would represent (if all such shares of Preferred Stock were converted) an amount of Common Stock issuable upon conversion of 50% or more of such Preferred Stock, the holders of the HMTF Shares, voting as a class, may elect two directors to serve on the Board of Directors of the Issuer or (B) (i) 25% or more of the shares of Preferred Stock issued to members of the HMTF Group on the Closing Date and any equity securities into which such shares are exchanged or converted, (ii) an amount of Common Stock issued upon conversion of 25% or more of the Preferred Stock issued to members of the HMTF Group on the Closing Date and any equity securities into which such shares are exchanged or converted or
(iii) any combination of the Preferred Stock issued to the HMTF Holders on the Closing Date and any shares of Common Stock issued upon conversion of such Preferred Stock that, if taken together, would represent (if all such shares of Preferred Stock were converted) an amount of Common Stock issuable upon conversion of 25% or more of such Preferred Stock, the holders of the HMTF Shares, voting as a class, may elect only one director to serve on the Board of Directors of the Issuer. Pursuant to this right, the HMTF Holders have elected Jack D. Furst and Michael J. Levitt, for election to the board of directors of the Issuer. The Stock Purchase Agreement contains a parallel provision for the election of directors, subject to the same minimum ownership levels, that is inoperative for so long as the above-described provision is in effect.

As used in this statement:

         "HMTF Group" means Hicks, Muse, its affiliates (including the HMTF Holders), HMTF-IV and its affiliates, and their respective officers, directors, partners, members, stockholders and employees (and members of their respective families and trusts for the primary benefit of such family members).

         "HMTF Shares" means the shares of Preferred Stock issued to the HMTF Holders as of the date of Closing and held by members of the HMTF Group, plus shares of Common Stock issued to and held by members of the HMTF Group upon conversion of such shares of Preferred Stock.

         "Liquidation Preference" means an amount equal to $1,000 per share of Preferred Stock, subject to change in accordance with the provisions of the Certificate of Designations.

         "Special Amount" means, with respect of any share of Preferred Stock, all dividends and other amounts which have become payable in respect of such share, and any amounts which have become payable upon a Change of Control, but which have not been paid. The Special Amount with respect to any such share shall be reduced by the amount of any such dividends and other amounts actually paid in respect of such share (including any such amounts paid in shares of Preferred Stock).

         The foregoing description is not, and does not purport to be, complete and is qualified in its entirety by reference to the Certificate of Designations, a copy of which is filed as Exhibit 10.3 and is incorporated by reference.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 10.1: Stock Purchase Agreement, dated as of November 5, 1999, between the Issuer and HMTF-IV, relating to the purchase and sale of Series A 7.5% Convertible Preferred Stock of Globix Corporation (including the Registration Rights Agreement attached as Exhibit B thereto), incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K for Globix Corporation dated November 5, 1999 (File No. 0-25615).

Exhibit 10.2: Certificate of Designations, Preferences and Rights of Series A 7.5% Convertible Preferred Stock.

Exhibit 10.3: Credit Agreement, dated November 24, 1999, by and among HMTF Bridge Partners, L.P., as Borrower, the Lenders named therein and a bank (as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended), as Administrative Agent.

Exhibit 99.1:     Joint Filing Agreement among the parties regarding filing of
                  Schedule 13D.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 10, 1999                                              *
                                             ----------------------------------
                                             Name:   Thomas O. Hicks

                                             * By:   /s/ David W. Knickel
                                                     --------------------------
                                               Name: David W. Knickel
                                                     Attorney-in-Fact

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 10, 1999                            HM4 GLOBIX QUALIFIED FUND, LLC


                                             By:   /s/ David W. Knickel
                                                -------------------------------
                                             Name: David W. Knickel
                                             Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 10, 1999                         HMTF EQUITY FUND IV (1999), L.P.


                                          By:      HM4/GP (1999) Partners, L.P.,
                                                   its General Partner

                                          By:      Hicks, Muse GP (1999)
                                                   Partners IV, L.P., its
                                                   General Partner

                                          By:      Hicks, Muse (1999) Fund IV,
                                                   LLC, its General Partner


                                          By:      /s/ David W. Knickel
                                             ----------------------------------
                                          Name:  David W. Knickel
                                          Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 10, 1999                       HM4 GLOBIX PRIVATE FUND, LLC


                                        By:    /s/ David W. Knickel
                                            -----------------------------------
                                        Name:  David W. Knickel
                                        Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 10, 1999                      HMTF PRIVATE EQUITY FUND IV (1999), L.P.

                                       By:   HM4/GP (1999) Partners, L.P., its
                                             General Partner

                                       By:   Hicks, Muse GP (1999) Partners IV,
                                             L.P., its General Partner

                                       By:   Hicks, Muse (1999) Fund IV, LLC,
                                             its General Partner


                                       By:   /s/ David W. Knickel
                                             ----------------------------------
                                       Name:  David W. Knickel
                                       Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 10, 1999                            HM4/GP (1999) PARTNERS, L.P.

                                             By:  Hicks, Muse GP (1999) Partners
                                                  IV, L.P., its General Partner

                                             By:  Hicks, Muse (1999) Fund IV,
                                                  LLC, its General Partner


                                             By:  /s/ David W. Knickel
                                                 -------------------------------
                                             Name:  David W. Knickel
                                             Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 10, 1999                         HM 4-EQ GLOBIX COINVESTORS, LLC

                                          By:    /s/ David W. Knickel
                                               ---------------------------------
                                          Name:  David W. Knickel
                                          Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 10, 1999                            HM 4-EQ (1999) COINVESTORS, L.P.

                                             By:  Hicks, Muse GP (1999) Partners
                                                  IV, L.P., its General Partner

                                             By:  Hicks, Muse (1999) Fund IV,
                                                  LLC, its General Partner


                                             By:  /s/ David W. Knickel
                                                --------------------------------
                                             Name:  David W. Knickel
                                             Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 10, 1999                             HM 4-SBS GLOBIX COINVESTORS, LLC

                                              By:    /s/ David W. Knickel
                                                 -------------------------------
                                              Name:  David W. Knickel
                                              Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 10, 1999                          HM 4-SBS (1999) COINVESTORS, L.P.

                                           By:   Hicks, Muse GP (1999) Partners
                                                 IV, L.P., its General Partner

                                           By:   Hicks, Muse (1999) Fund IV,
                                                 LLC, its General Partner


                                           By:   /s/ David W. Knickel
                                               ---------------------------------
                                           Name:  David W. Knickel
                                           Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 10, 1999                       HICKS, MUSE GP (1999) PARTNERS IV, L.P.

                                        By:  Hicks, Muse (1999) Fund IV, LLC,
                                             its General Partner


                                        By:  /s/ David W. Knickel
                                             -----------------------------------
                                        Name:  David W. Knickel
                                        Title: Vice President

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 10, 1999                          HICKS, MUSE (1999) FUND IV, LLC


                                           By:   /s/ David W. Knickel
                                              ----------------------------------
                                           Name:  David W. Knickel
                                           Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 10, 1999                          HM PG-IV GLOBIX, LLC


                                           By:  /s/ David W. Knickel
                                              ---------------------------------
                                           Name:  David W. Knickel
                                           Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 10, 1999                              HICKS, MUSE PG-IV (1999), C.V.

                                               By: HM Equity Fund IV/GP Partners
                                                   (1999), C.V., its General
                                                   Partner

                                               By: HM GP Partners IV Cayman,
                                                   L.P., its General Partner

                                               By: HM Fund IV Cayman LLC, its
                                                   General Partner


                                               By:  /s/ David W. Knickel
                                                   -----------------------------
                                               Name:  David W. Knickel
                                               Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 10, 1999                               HM EQUITY FUND IV/GP PARTNERS
                                                (1999), C.V.

                                                By: HM GP Partners IV Cayman,
                                                    L.P., its General Partner

                                                By: HM Fund IV Cayman LLC, its
                                                    General Partner


                                                By: /s/ David W. Knickel
                                                   -----------------------------
                                                Name:  David W. Knickel
                                                Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 10, 1999                             HM GP PARTNERS IV CAYMAN, L.P.

                                              By:  HM Fund IV Cayman LLC, its
                                                   General Partner


                                              By:  /s/ David W. Knickel
                                                 -------------------------------
                                              Name:  David W. Knickel
                                              Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 10, 1999                              HM FUND IV CAYMAN LLC


                                               By:    /s/ David W. Knickel
                                                   ----------------------------
                                               Name:  David W. Knickel
                                               Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 10, 1999                              HMTF BRIDGE GLOBIX, LLC


                                               By:  /s/ David W. Knickel
                                                  ------------------------------
                                               Name:  David W. Knickel
                                               Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 10, 1999                             HMTF BRIDGE PARTNERS, L.P.

                                              By:  HMTF Bridge Partners, LLC,
                                                   its General Partner


                                              By:  /s/ David W. Knickel
                                                 -------------------------------
                                              Name:  David W. Knickel
                                              Title: Vice President

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


December 10, 1999                          HMTF BRIDGE PARTNERS, LLC


                                           By:  /s/ David W. Knickel
                                              ---------------------------------
                                           Name:  David W. Knickel
                                           Title: Vice President


                                  EXHIBIT INDEX

Exhibit 10.1: Stock Purchase Agreement, dated as of November 5, 1999, between the Issuer and HMTF-IV, relating to the purchase and sale of Series A 7.5% Convertible Preferred Stock of Globix
                  Corporation (including the Registration Rights Agreement attached as Exhibit B thereto), incorporated herein by reference to Exhibit 4.1 of the Current Report on Form 8-K for Globix Corporation dated November 5, 1999 (File No. 0-25615).

Exhibit 10.2:     Certificate of Designations of the Powers, Preferences and
                  Rights of Series A 7.5% Convertible Preferred Stock.*

Exhibit 10.3:     Credit Agreement, dated November 24, 1999, by and among
                  HMTF Bridge Partners, L.P., as Borrower, the Lenders named therein and a bank (as defined in Section 3(a)(6) of the Securities Exchange Act of 1934, as amended), as Administrative Agent.*

Exhibit 99.1:     Joint Filing Agreement among the parties regarding filing of
                  Schedule 13D.*




--------

   *    Filed herewith.